UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 26, 2007
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
14/F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”) at ORIOX, Meritz Tower B2, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, Korea 135-934 at 9:00 AM on March 22, 2007.
The Meeting was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:
•
Agendum 1: the shareholders approved the Company’s balance sheets, income statements and statements of appropriation of retained earnings (“2005/2006 financial results”) as of and for the years ended December 31, 2005 and 2006, each of which has been extracted and translated into English from the original Korean language financial statements audited in accordance with generally accepted auditing standards in Korea, or KGAAS, and prepared in accordance with generally accepted accounting principles in Korea, or KGAAP.

•	Agendum 2: the shareholders rejected amendments to the Articles of Incorporation.

•	Agendum 3: the shareholders rejected stock option grants.

•
Agendum 4: the shareholders approved the appointment of 2 new directors, Messrs. William Woojae Hahn and Kwangsuk Lee (both of whom are independent directors) to replace Messrs. James Jinho Chang, and Yongho Park, each of whom resigned as a director of the Company as of March 22, 2007.

•	Agendum 5: the shareholders approved the maximum amount of compensation payable to directors as a group for fiscal year 2007 as KRW 1,400,000,000.
Furthermore, the Company’s 2006 Annual Business Report was presented to the shareholders at the Meeting.
* The figures provided in this submission on Form 6-K relate only to Gravity Co., Ltd., and are not consolidated with those of its subsidiaries.

The Company’s Board of Directors, as newly constituted by the newly elected directors, held a meeting of the board of directors at its offices in Seoul, Korea at 11:00 AM on March 22, 2007 (the “Board Meeting”). At the Board Meeting, the board appointed new members of the Audit Committee, the Director Nomination Committee and the Compensation Committee as follows:

	Chairperson of Committee	Members
Audit Committee	William Woojae Hahn	William Woojae Hahn Kwangsuk Lee Jungil Lee

Director Nomination Committee	Jungil Lee	Jungil Lee William Woojae Hahn Kwangsuk Lee

Compensation Committee	Kwangsuk Lee	Kwangsuk Lee Jungil Lee William Woojae Hahn
In addition, the Company appointed Mr. Jonathan J. Lee, the Company’s Investor Relations Officer (“IRO”), as the new Chief Financial Officer (“CFO”) to replace Mr. Tae Sung Hwang who resigned from his post as CFO. Mr. Lee will also continue his position as IRO.
The Company expects to file the Company’s financial statements, including the notes thereto, which are prepared in the Korean language and audited in accordance with KGAAS and prepared in accordance with KGAAP, as of and for the years ended December 31, 2005 and 2006 (“2005/2006 audited financial statements”) with the Financial Supervisory Service of Korea as soon as practicable. The condensed English translation version of the 2005/2006 audited financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.
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Forward-Looking Statements:
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the SEC and other documents we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2007
Gravity Co., Ltd.
(Registrant)
By: /s/ Jonathan J. Lee
Name: Jonathan J. Lee
Title: Chief Financial Officer and
Investor Relations Officer

Exhibit Index

Exhibit No.	Description

99.1	Financial Results as of and for the Years ended December 31, 2005 and 2006
99.2	Appointment of New Directors
99.3	2006 Annual Business Report